Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

April 24, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, John Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Group Inc.

Amendment No. 5 to the Registration Statement on Form S-1

File No. 333-178790

Ladies and Gentlemen:

Edgen Group Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 (“Amendment No. 6”) to its registration statement on Form S-1 (Registration No. 333-178790) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated April 23, 2012 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We also include certain supplemental information requested by the Staff with this letter. In addition, we also include a marked copy of Amendment No. 6 showing changes made from Amendment No. 5 to the Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 6.

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Securities and Exchange Commission

April 24, 2012

Unaudited Pro Forma Condensed Combined Financial Information, page 54

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 58

2. Pro Forma Adjustments and Assumptions, page 60

1.	Refer to footnote (o) – We note your response to our prior comment number 14 but are still unclear as to how you calculated or determined the Class A vested restricted shares and Class A unvested restricted shares reflected in the computation of basic and diluted weighted average shares disclosed in footnote (o). Supplementally provide us with your computations of these amounts. We may have further comment upon review of your response.

Response:

In response to the Staff’s comment, the Company has provided the requested computations supplementally herewith.

2.	Refer to footnote (o) – We note the disclosure included in footnote (o) which indicates that for the year ended December 31, 2011, the net income attributable to the Edgen Group in the calculation of diluted earnings per share would have been $1.9 million as all net income attributable to the non-controlling interest of EDG LLC would have been attributable to the Edgen Group if the Class B shares were exchanged for Class A shares. Please explain why the net income attributable to the Edgen Group in the calculation of diluted earnings per share would have been $1.9 million rather than the total net income for this period of $2.1 million indicated in the pro forma statement of operations. Please advise or revise as appropriate.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the total pro forma net income for the year ended December 31, 2011 is $2,146 as shown on the pro forma statement of operations. Of this amount, $780 is attributable to Edgen Group Inc., $1,078 is attributable to the non-controlling interest of EDG LLC (“EDG LLC NCI”) and $288 is attributable to the non-controlling interest associated with a 70% owned joint venture that is reflected in the historical financial statements of EM II LP (“Historical NCI”).

As shares of Class B common stock and membership units of EDG LLC are exchanged for shares of Class A common stock, the EDG LLC NCI will decrease while the income attributable to Edgen Group Inc. will increase. This exchange has no impact on the Historical

Securities and Exchange Commission

April 24, 2012

NCI, which is the reason it is excluded from the adjustment to the numerator in the calculation of diluted earnings per share.

In response to the Staff’s comment, the Company has added clarifying disclosure on page 67 of the Prospectus.

3.	In a related matter, please revise the notes to the pro forma financial information to include the reconciliation of the numerators used in the Company’s basic and diluted earnings per share computations for 2011. Refer to the guidance in ASC 260-10-50-1.

Response:

In response to the Staff’s comment, the Company has revised footnote (o) on page 67 of the Prospectus to provide the reconciliation as requested.

Exhibit 5.1

4.	Please file an amended opinion that is signed and contains counsel’s consent to the filing of the opinion as an exhibit to the registration statement and to being named in the registration statement.

Response:

Due to an inadvertent printer error, the signature and consent language referenced in the Staff’s comment was omitted from Exhibit 5.1 filed with Amendment No. 5 to the Registration Statement. Accordingly, in response to the Staff’s comment, the Company has re-filed Exhibit 5.1 herewith.

If you have any questions, please feel free to contact Carmen J. Romano at 215.994.2971 or the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel

Eric S. Siegel

Exhibits (via e-mail and overnight delivery)

cc:	Daniel J. O’Leary

David L. Laxton, III